                                                       EXHIBIT 11

                       IGI, INC. AND SUBSIDIARIES
                  COMPUTATION OF NET INCOME PER COMMON SHARE

                                  (Unaudited)


(thousands, except per share information)

                          Three months ended     Six months ended
                                June 30,              June 30,
                           1996       1995       1996       1995
                           ----       ----       ----       ----

Income from continuing
  operations            $    85    $   654    $   361    $ 1,298
Loss from discontinued
  operations                  -     (1,763)         -     (1,763)
                        -------    -------    -------    -------
Net income (loss for
  primary earnings per
  share                 $    85    $(1,109)   $   361    $  (465)
                        =======    =======    =======    =======


Weighed average
  shares outstanding  9,301,794  9,161,546  9,283,764  9,136,327
Common stock
  equivalents (net of
  common stock deemed
  reacquired) based
  on average market
  price                 395,235    684,949    379,188    675,584
                      ---------  ---------  ---------  ---------

Total equivalent
  shares for primary
  computation         9,697,029  9,846,495  9,662,952  9,811,911
                      =========  =========  =========  =========


Per Share Amounts:
 Primary:
Income from
  continuing
  operations          $     .01  $     .07  $      .04 $     .13
                      =========  =========  ========== =========
Loss from
  discontinued
  operations          $      -   $    (.18) $       -  $    (.18)
                      =========  ========== ========== =========
Net (loss) income     $     .01  $    (.11) $      .04 $    (.05)
                      =========  ========== ========== =========


Fully diluted earnings per share have been omitted as they approximate primary earnings per share.
